UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

CNET Networks, Inc.

(Name of Subject Company)

CNET Networks, Inc.

(Name of Persons Filing Statement)

Common Stock, Par Value $0.0001 per share

(including the associated preferred stock purchase rights)

(Title of Class of Securities)

12613R104

(CUSIP Number of Class of Securities)

Andy Sherman

Senior Vice President, General Counsel and Corporate Secretary

235 Second Street

San Francisco, California 94105

(415) 344-2000

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

Copies to:

Morton A. Pierce

Chang-Do Gong

Dewey & LeBoeuf LLP

1301 Avenue of the Americas

New York, New York 10019

(212) 259-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D–9, as amended (the “Schedule 14D–9”), initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 23, 2008, by CNET Networks, Inc., a Delaware corporation (the “Company”). The Schedule 14D–9 relates to the cash tender offer by Ten Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of CBS Corporation, a Delaware corporation, disclosed in a Tender Offer Statement on Schedule TO, as amended (the “Schedule TO”), originally filed with the SEC on May 23, 2008, to purchase all of the outstanding common stock, par value $0.0001 per share, of the Company (together with the associated preferred stock purchase rights, the “Shares”), at a price of $11.50 per Share net to the selling stockholders in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 23, 2008, and the related Letter of Transmittal, which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO.

The information in the Schedule 14D-9 is incorporated in this Amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The initial offering period of the Offer expired at 12:00 midnight, ET, on June 20, 2008. According to the depositary for the Offer, an aggregate of 119,210,193 Shares, including 10,774,648 Shares subject to guarantees of delivery, were validly tendered and not withdrawn prior to the Expiration Date. The tendered shares represent approximately 78% of all outstanding Shares. All Shares that were validly tendered and not properly withdrawn on or prior to the Expiration Date have been accepted for payment. Payment for such Shares is expected to be made promptly.

On June 23, 2008, CBS issued a press release announcing the expiration of the initial offering period of the Offer and commencement of a subsequent offering period for all remaining untendered Shares, which will expire at 12:00 midnight, ET, on Wednesday, June 25, 2008, unless extended. During the subsequent offering period, holders of Shares who did not previously tender their Shares into the initial offering period of the Offer may do so and will promptly receive the same purchase price to be paid pursuant to the initial offering period of the Offer of $11.50 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest. The procedures for accepting the Offer and tendering Shares during the subsequent offering period are the same as those described for the initial offering period of the Offer in the Offer to Purchase, except that (i) the guaranteed delivery procedures may not be used during the subsequent offering period and (ii) Shares tendered during the subsequent offering period may not be withdrawn. CBS and Purchaser reserve the right to extend the subsequent offering period in accordance with the applicable law.

CBS has announced that after the expiration of the subsequent offering period, CBS will acquire all of the remaining outstanding Shares through a merger under Delaware law. With the purchase of Shares in the Offer, CBS will have sufficient voting power to approve the Merger without the affirmative vote of any other CNET shareholder. As a result of the Merger, the Company will become a wholly owned subsidiary of CBS, and each outstanding Share will be cancelled and (except for Shares held by CBS or Purchaser, or Shares for which appraisal rights are properly demanded) will be converted into the right to receive the same consideration, without interest, received by holders who tendered in the Offer. Thereafter, the Shares will cease to be traded on the NASDAQ Global Market.

The press release issued by CBS announcing the expiration of the initial offering period of the Offer, the acceptance of validly tendered Shares and the commencement of a subsequent offering period is attached hereto as Exhibit (a)(13).

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description

(a)(13)	Press Release issued by CBS on June 23, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2008

CNET Networks, Inc.

By:	/s/ Andy Sherman
Name:	Andy Sherman
Title:	Senior Vice President, General Counsel & Corporate Secretary